January 14, 2015

Via EDGAR Submission and
Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE
Washington, D.C. 20549
Attn:  Kristi Marrone, Staff Accountant

Re:         Whitestone REIT
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 1-34855

Dear Ms. Marrone:

Whitestone REIT (the “Company”) is submitting this letter in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 30, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10−K for the year ended December 31, 2013 (the “Annual Report”). For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Annual Report.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations

How We Derive Our Revenue, page 33

1.     In future Exchange Act periodic reports, please clarify how many of your properties owned at the end of the applicable period were defined as “Same Store” and “New
Store,” respectively.Ms. Marrone

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will clarify how many of the Company’s properties owned at the end of the applicable period were defined as “Same Store” and “New Store” respectively.

Ms. Marrone
January 14, 2015

Known Trends in Our Operations; Outlook for Future Results

Scheduled Lease Expirations, page 33

2.
In future Exchange Act periodic reports, please provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period. Additionally, please provide more detailed disclosure regarding tenant improvement costs and leasing commission costs for new leases.

Response to Comment No. 2

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will provide more detailed leasing statistics, including the amount of space available at the start of the period, the amount of lease expirations, the amount of new leases, the amount of renewals and the amount of vacant space at the end of the period. In addition, in the Company’s future Exchange Act periodic reports, the Company, will also provide more detailed disclosure regarding tenant improvement costs and leasing commission costs for new leases.

3.
In future Exchange Act periodic reports, please include a discussion that compares new leases and renewed leases on previously leased properties to prior rents received. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

Response to Comment No. 3

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will include a discussion that compares new leases and renewed leases on previously leased properties to prior rents received. In addition, the Company will adjust such amounts for any tenant concessions provided, such as free rent.

Summary of Critical Accounting Policies

Development Properties, page 35

4.
We note that you have significant development activity and appear to be capitalizing soft costs such as payroll and other G&A costs. Please tell us the amounts of such costs capitalized in the latest period and to the extent that these amounts are material to earnings, disclose the amounts capitalized in future filings. Please provide similar information/disclosure related to deferred leasing costs if applicable.

Ms. Marrone
January 14, 2015

Response to Comment No. 4

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, beginning with fiscal year 2012, the Company began capitalizing interest and real estate taxes on development properties, which are the only soft costs that the Company currently capitalizes on development properties. The Company respectfully directs the Staff to the disclosure on page 35 of the Annual Report, in which the Company disclosed its capitalization of interest expense and real estate taxes, including the respective amounts of such capitalizations, for the years ended December 31, 2013 and 2012 and disclosed that “Carrying charges, primarily interest, real estate taxes and loan acquisition costs, and direct and indirect development costs related to buildings under construction, are capitalized as part of construction in progress.” In response to the Staff’s comment, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will revise this disclosure to clarify that the only capitalized soft costs are interest and real estate taxes.

The Company further advises the Staff that, as disclosed on page 36 of its Annual Report, it capitalizes leasing commissions and amortizes the capitalized amounts, using the straight-line method, over the terms of the related lease agreements. In response to the Staff’s comment, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will include the amount of capitalized leasing commissions during the reporting period, to the extent that these amounts are material to earnings.

5.
Related to the comment above, consider including in future filings a breakdown of your capital expenditures by type (new development, redevelopment/renovation, tenant improvements/allowances, CAM, etc.) and by period presented.

Response to Comment No. 5

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future Exchange Act periodic reports, the Company will include a breakdown of its capital expenditures by type (new development, redevelopment/renovation, tenant improvements/allowances, CAM, etc.) and by period presented.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Ms. Marrone
January 14, 2015

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (713) 435-2227.

Sincerely,

/s/ David K. Holeman
David K. Holeman
Chief Financial Officer